Comments of Kevin E. Benson, Chief Executive Officer:
Introduction
•	Thank you Sarah and good morning ladies and gentlemen.
•	Thank you for your ongoing interest in Laidlaw.
•	And as you will have seen from the press release, there is lots to talk about today.
Performance
•	Our third quarter has been a strong one.
•	EBITDA continues to show good growth and we are starting get results from our focus on revenue growth in our schoolbus operations.
•	Fuel remains a challenge — as it is for all in the transportation industry today.
•	But these increases are being ameliorated by our ongoing attention to operational improvements and performance.
•	In particular, Greyhound delivered dramatic improvements in its performance as it completed the radical overhaul of its network and saw the benefits of the many changes and improvements made over the past 18 months.
•	Doug will talk to guidance for the year a little later, but as stated in the press release, there is not a lot of change from our previous indications.
Recapitalization
•	Since the disposal of our healthcare operations, there have been questions about our policy on leverage and our plans to achieve a more balanced debt to equity ratio in our balance sheet.
•	Clearly our reduced debt levels and our ongoing positive cash flows indicated that our balance sheet had become too conservative.
•	In our previous calls, we agreed that the company could comfortably support more debt and that we were focused on addressing the issue.
•	After considerable thought and discussion, we have concluded that we are comfortable maintaining debt in the area of 1.7 times EBITDA.

•	We feel that this is a conservative, but appropriate, ratio and in accordance with our overall operating philosophies.
•	Our various share repurchases and dividend programs to date, have only utilized cash generated, so, to achieve this ratio, we have decided to increase debt and use the proceeds to repurchase stock.
•	We plan to borrow $500 million, launch a Dutch auction for approx. $400 million and use the balance to buy stock in the open market, subsequent to the tender.
•	We have commitments for the $500 million in hand and will announce full details of our tender offer next week.
•	Now I know you will be curious to ask pricing and timing, but we do not intend to discuss these details until launch.
Management Changes
•	Another important announcement in our press release relates to a change of responsibility at our biggest subsidiary, — Doug Carty’s appointment as CEO of Education Services.
•	You will recall, last May I took on the role of Chief Executive of this company in addition to my responsibilities at Laidlaw International.
•	My objective was to get closer to the day to day activities of this important operation and to ensure that I was comfortable with the direction and speed of the many initiatives underway.
•	A great deal has happened since then, and I am pleased with the progress we have made in many areas.
•	In particular, I have been impressed with the strength and depth of our management team and their enthusiastic response to my many challenges.
•	However, it is now time to return to a full time leader and the undivided attention of a dedicated CEO for Education Services.
•	At the same time, my own attention needs to be more focused on long term direction and growth for the company as a whole.

•	I am in the very fortunate position of being able to see a trusted and proven colleague succeed me in CEO role at schoolbus.
•	Doug fully shares my vision of the opportunities and potential of our schoolbus operations and is known to, and respected by, that management team.
•	We will be working closely together as we continue to grow this core business.
Operations
•	Which leads me to make a few comments on our schoolbus and transit operations and then ask that Steve Gorman do the same on Greyhound.
School Bus
•	In our schoolbus operation, the bid season for 2006 is nearing completion and so far we have been successful in retaining a high percentage of our contracts coming up for renewal.
•	In addition we have been able to win a number of new contracts at rates which meet our return requirements.
•	Last year we moved our B D people out of the corporate office and back into the field.
•	We strengthened these teams and added to their resources.
•	We focused them on the identification, classification and development of new opportunities.
•	And we made revenue growth the number one item on the agenda of every executive meeting.
•	These initiatives are starting to pay dividends, as we work to grow both total revenue and revenues per bus, while maintaining our margins.
•	We recognize that the number of outsourced contracts is not growing year over year, and accordingly wins and losses are from, and to, others in the industry.
•	Our attention to operating efficiencies and the use of technology to lower costs, reflects this fact, as well as the importance of price v any other factor in winning a contract.
•	We continue to invest in this technology.

•	At the same time, we are making progress in the development of a bus that will outlive the current typical 11 to 12 years of useful life.
•	As I mentioned last quarter, we have significantly increased our resources and our investment in this area and remain positive on our objectives, our progress and our ability to eventually offer this to other operators.
•	We are now in the slowest quarter of the year from a revenue perspective, but heavily into preparation for the new school year, with some schools beginning in early August.
•	We have increased our efforts at early driver recruitment and we continue to focus heavily on the quality of our driver selection and training.
•	Our objective is to maintain or improve on our excellent safety record of the past few years.
Transit Services
•	Public Transit is the smallest of our operations, but this team has made good progress in the past quarter, in maintaining revenue growth while growing their EBITDA margin.
•	To date, we have fared well in bids submitted, retaining 10 of the 12 existing contracts bid in the past 9 months, while also winning a further 9.
•	Historically, over 2/3 rds of this company’s revenue came from para-transit operations, an area in which we have built considerable expertise and reputation.
•	However we are also active bidders in the larger transit opportunities and are focused on replacing the revenue from a large California contract that will expire in July.
Greyhound
•	Steve is going to review Greyhound in more detail in a few minutes, so I will limit my comments on Greyhound to a few general observations.
•	Two years ago, my observations of the potential of this company, were greeted with some skepticism.
•	Since then, Steve and his team have met my expectations and then some.

•	A carefully detailed operational plan has been executed with care and precision and the results are evident.
•	I want to stress though, that the basis of this plan was to find a long term profitable and sustainable solution for Greyhound.
•	NOT to starve the company to short term profitability.
•	In fact, over the past year, we have invested in many areas in Greyhound
•	In building models to better understand the effects of network changes as well as price elasticity

•	In upgrading and updating software systems to meet customers growing expectations

•	In refreshing and refurbishing facilities in key terminals

•	In employee training and new uniforms ...and

•	In the interior and exterior overhaul of more than 600 buses.
•	The changes we have made, are for the long term.
•	They are sustainable and they do provide the platform to grow the customer base and continue to reinvest in the fleet.
•	They have flowed from detailed customer research and an understanding of the travel patterns and needs of Greyhound’s customers.
•	Information, which in turn, has let us cater to our core customers while reducing service on those routes which are not profitable.
•	The bus fleet today is 25% smaller than two years ago and the revenue per bus mile has increased by over 20%.
•	Most important we have laid a foundation that is sustainable and the basis for future improvements.
Conclusion
•	I would like to conclude my remarks by reminding you of some of our key principles:
o	We are focused on operational excellence as the most effective way to succeed given the highly competitive nature of all our industries

o	Our management reward programs are designed to align our interests with those of shareholders...and

o	Our priority continues to be developing, demonstrating and delivering, value to shareholders.
Thank you for your patience and I will now ask Steve to expand on Greyhound.
Comments of Douglas A. Carty, Chief Financial Officer:
•	Thank you Steve and thanks to all of you for joining us this morning.
•	We issued a press release last night that provided third quarter results, detailed our intent to add additional leverage to the balance sheet and use the proceeds to fund the purchase of $500 million in stock and updated our guidance. I hope you have all had a chance to review the press release.
•	From a personal point of view, obviously my job change was the noteworthy item for me in the release. However, the real story is our continued profitability improvements and the $500 MM debt financed share buyback. I will address the buyback in a few minutes.
•	First, however, I would like to start with the results for the third quarter.
•	The business’ performance was good during the quarter.
o	Consolidated revenue, EBITDA and EBITDA margin all showed year over year improvement.
•	Starting with Revenue, you can see from our release that consolidated revenue of $861 MM was up 3% or almost $25 MM.
o	Keep in mind that this year the Canadian dollar is substantially stronger than a year ago, positively impacting the translation of our Canadian revenues. Currency exchange rates contributed approx. $11 MM of increase and the increase was relatively evenly split between Education Services and Greyhound.
•	From the Operating Results Table included with the press release you can see that Education Services drove the consolidated revenue growth. Approximately half of the Education Services $20 MM increase is the result of pricing and volume growth; the remainder can be evenly split between the previously mentioned foreign exchange effect and the impact of fuel escalators in response to higher fuel prices.

•	Greyhound has enjoyed a pretty robust pricing environment this year — instituting a third general price increase in early May. These price increases offset the effect on revenue of lower passenger miles that came from our network reductions. The net result of all this, including the effect of the strong Canadian dollar, was flat revenue performance for the segment. While flat, this revenue performance was actually better than we expected given the pricing environment.
•	Revenue at Public Transit increased slightly due to increased billings from contracts with fuel price escalation clauses.
•	Our EBITDA performance was strong this quarter. EBITDA grew 10% to $146 MM even though fuel expenses grew by nearly $14 MM. More importantly, our consolidated EBITDA margin expanded by one point to 16.9% from 15.9% last year.
•	Just to remind you that while we know that EBITDA is a non-GAAP measure we believe it to be a useful measure for tracking performance. We measure it pretty simply — Operating earnings before depreciation and amortization. Please note the reconciliation attached to the press release.
•	Greyhound’s EBITDA was $23 MM, an increase of $13 MM, and a margin improvement of over 400 basis points. The ticket price and network changes strongly contributed to the year-over-year improvement of EBITDA and offset fuel cost increases. During the third quarter of last year Greyhound’s results reflected a $6 mm loss on sale of its western Canada tour business helping out the year over year comparison.
•	At the two contract businesses, EBITDA was basically flat with Public Transit a little better and Education Services a little lower. Outside of higher fuel expense, general cost performance was pretty good.
•	At Education Services, there is a lot of activity underway to either improve the quality of its revenue or to address its structural costs. However, it (and Public Transit for that matter) does not have the pricing power that Greyhound has been able to demonstrate this year nor has it undertaken as dramatic an overhaul to its operations given the contract nature of the business. So I think the EBITDA performance was actually pretty good given the fuel environment.
•	A couple of other expense line items merit comment. Depreciation was down $8.5 MM largely reflecting the depreciation policy change we made at the start of the year, and interest expense was down almost $15 MM reflecting the pay down of debt with proceeds from the healthcare sale and the recapitalization we undertook last summer.
•	Rounding out the income statement, income from continuing operations increased 43% to $44 MM.

•	Earnings per share, from continuing operations, were $0.44 per share, up 47%, based on an average of 98.3 million shares outstanding.
•	Let me turn to the balance sheet and the company’s capital structure.
•	Yesterday we announced that Laidlaw would undertake a significant debt recapitalization, moving leverage up to more reasonable levels. The proceeds from the $500 MM debt offering will be used to fund a share buy-back of a like amount.
•	The buyback program is another demonstration of our commitment to increase shareholder value in a way that reinforces our belief in the company and its future opportunities.
•	The $500 million buyback plan will build on the $77 million of shares purchased under the plan previously announced in January of this year.
•	The central part of this initiative is the introduction of higher leverage onto the balance sheet.
o	The nearly $800 million of pro-forma term debt will create leverage of approximately 1.7x EBITDA, a level we feel very comfortable with and which will serve as our target.

o	The new senior debt financing will be a term loan due 2013 and is being underwritten by Citibank, UBS and Morgan Stanley.

o	The existing credit facility will remain in place and there will therefore be approximately $778 mm of total debt on the balance sheet when we get all this done.
•	Using the proceeds from this new financing we will launch a modified Dutch Auction tender offer for approx. $400 million and follow that with open market purchases.
•	We anticipate the tender offer will commence sometime early next week.
•	Turning to our shareholder distributions, during the quarter we paid a dividend of $0.15 per share. The Board also declared a dividend of $0.15 per share, payable on August 25, 2006 for shareholders of record as of August 4, 2006.
•	The press release also provided an update on our annual guidance.
o	We are pleased to advise you that while we remain within our guidance ranges for Revenue and EBITDA, we now advise you that we expect to be at the upper end of the range in both cases.

o	We see our EPS from continuing operations to be within our previously announced range of $1.30 to $1.50.
o	Finally, we are updating our capital expenditure guidance. Due to the favourable results of our school bus bidding season, some movement of fiscal ‘07 vehicles into late fiscal ‘06 and spending related to recovering from the hurricanes, we now expect our net capital expenditures to be approximately $300 MM.
•	Let me wrap up. Overall, I believe the quarter was a solid one.
•	Greyhound’s results demonstrate the earnings power of a network in which miles are strictly managed and the pricing environment is strong. And, our contract businesses demonstrated their resiliency in the face of very high fuel prices.
•	Upon completion of the share buyback program we are announcing, the company will have a more efficient capital structure and yet still be generating net free cash flow that can be harnessed to create value for shareholders.
•	We intend to file our Q next Monday and it will contain more detailed information on financial results. But, will be happy to answer your questions in just a minute.
•	And with that, I will turn the call back to Kevin.